
AI Super
Controller

INVEST IN **TAP SYSTEMS, INC.**

# Command AI Powered Devices With A Pinch Tap Or Swipe

tapwithus.com Los Angeles, CA

Technology | Notable Angel | Female Founder | Hardware | Ecommerce

## Highlights

**Notable Angel**
Raised $25k or more from a notable angel investor

**Repeat Founder**
Founder has started a previous company funded with $2M+

1. Proven Technology: $4.5M+ revenue, 50K units sold, strong market validation for Tapping.

2. Patent Protection: 8 patents issued, ensuring competitive edge and unique innovation.

3. Growing Market: Positioned for AR & Smartglasses boom with 300M input devices needed in 3 years.

4. Expert Leadership: Legendary inventors with proven track record of commercialization and exits.

5. Diverse Applications: Gaming, AR/VR, productivity, and education drive multiple revenue streams.

6. Scalable Growth: Proven fit, IP, and booming markets position Tap for exponential success.

7. Engaged Community: 7,500+ user-created layouts, fostering growth, and product adaptability.

# Featured Investor

**Michael Levine**
Syndicate Lead

Follow

Invested $125,000

"While researching new and emerging technologies I came across Tap Systems and the people behind the product, Dovid and Sabrina .It was at this point that I knew I had to get involved.It's very rare to find startups that have a moonshot opportunity, a proven, commercially viable product and a leadership team that knows how to both take new technology to market and see the company through an exit. Both Dovid and Sabrina have already impacted the lives of millions of people with their previous technologies. I believe that they will do so again with Tap, which is why I am proud to invest this third time and lead this round."

# Our Team



**Dovid Schick** CEO and Co-Founder

Dovid Schick is the founder and former CEO of Schick Technologies, where he invented and commercialized the first digital X-ray systems for dentists. He took the Company public on the NASDAQ in less than five years. Mr. Schick has over 100 patents.

> AR and VR is a once in a lifetime opportunity - it is the next major computing platform.



Dr. Sabrina Kemeny President and Co-Founder

Kemeny is the co-inventor of the CMOS image sensor chip used in virtually all digital cameras. She is the co-founder and former CEO of Photobit, which successfully scaled up and commercialized the technology before selling the company to Micron.

---

## Tap Systems is on a mission to revolutionize input.

## We Have Spent The Past 10 Years Preparing For *This Moment*

Ten years ago, Sabrina and I realized the world was about to change. The computing landscape as we knew it would forever be transformed, enabling humans to walk around wearing fashionable smart glasses that would allow them to listen to music, take photos, videos, make calls, retrieve information quickly from the cloud and essentially replace

information quickly from the cloud and essentially replace most if not all of the core functionality we currently have in our smartphones.

However, even though it was clear to us how impactful and life changing this technology could be, one thing remained an unsolved puzzle:

How were we supposed to interact with these new wearable screens?

## Most people in the world still use a keyboard layout *from 1878.*



We started thinking about all the different known input methods, from voice, to buttons, to air gestures, EMG, brain wave analysis, and taps.

We tried to imagine people carrying around small keyboards, joy sticks, controllers, mice, mini air gesture sensors or using external devices.

What started as a thought experiment very quickly became an obsession.

It kept us up at night for many weeks, we looked through studies, watched science fiction movies, and imagined new devices - some more theoretical than others.

## *Input Comparison*

| | TapClip | Voice | Hand Tracking |
|---|---|---|---|
| Discrete | ✓ | – | – |
| Accurate | ✓ | – | – |
| Non-Fatiguing | ✓ | – | – |
| Works w/ Any Device | ✓ | – | – |

| | | | |
|---|---|---|---|
| Composing Text | ✓ | PARTIAL | PARTIAL |
| Controlling Content | ✓ | PARTIAL | PARTIAL |
| Navigating the web | ✓ | — | PARTIAL |

Finally, we invented Tap - a solution so simple and so powerful that it is amazing that it was overlooked by the major companies. After thoroughly testing Tap against all other options, we knew it would be the most practical, reliable, viable, and affordable to not only develop, but mass produce, educate, and onboard people.



Tapping is the first ever modality that lets ***users interact with any screen*** using the same method to achieve *any task!*

The solution was so powerful and accurate, it provided us with a great sense of hope and wholehearted belief that Tap might be the key to unlocking a new era of computing.

Now, ten years later, Tap is being used for everything; controlling music and media to typing in over 20 languages, and helping artists and gamers instantly trigger custom commands.

But the best is yet to come.

## Who We Are And Why We ***Started Tap***




TAP


Dovid Schick
CEO & Co-Founder


Dr. Sabrina Kemeny
President & Co-Founder

Sabrina and I are both accomplished electrical engineers who have spent most of our careers as entrepreneurs.

In our previous companies, Sabrina co-invented the CMOS imaging sensor, which is the underlying technology for all digital cameras as we know them. Thanks to her contribution to science, (for which she won an Emmy), we are all able to take photos and videos from our smartphones, webcams, digital cameras, and more.

When word got out about Sabrina's invention, I was so excited, I immediately contacted her and was actually the first person to license her new chip. I needed it for my previous company where I invented the digital X-Ray that was used in dentistry.

After we both successfully commercialized our technologies, Sabrina sold her company to Micron, and I took my company public on the NASDAQ, and then sold it to one of the world's largest medical devices companies, Sirona.

Our shared history in inventing, commercializing and exiting companies made our decision to join forces for Tap an obvious one.

## The Tap System And Why It's *So Amazing*

The system we developed is fundamentally very simple. Our patented technology is able to identify finger taps, swipes and pinches and transmit a command to any Bluetooth device based on that tiny motion.





This means that you can tap any finger (or combination of fingers) on any surface, and transmit anything from a simple letter, number, or symbol to advanced macros and keybinds to any device that is capable of receiving this information.

In other words, you can tap your finger on your wrist to play and pause songs, increase the volume, trigger an AI command, take a photo, answer a call, scroll through notifications, and respond to a text message, all without having to say anything out loud, or hardly move your hands.

Tap enables you to have a complete, discreet, fatigue-free input ability, wherever you go and whatever you are doing.

## Sounds Too Good *To Be True?*

In 2018 we started selling our first generation of our system - the Tap Strap.

While we only planned on selling 1,000 units so that we could validate the technology and get actual user feedback – fast forward to today, we have sold over 50,000 units of our products which gave us a unique, crystal clear view of the future. People all over the world were adopting our devices, using them in extreme scenarios and use cases wilder than any imagination could come up with.

**Tap Strap *2018***
Finger Wearable
Experimental Proof of Concept
40,000+ units sold



Total Addressable Market
*100,000 Units*

**TapXR *2023***
Wrist Wearable
All day comfortable wearable
Improved accuracy
Extended gesture recognition



Total Addressable Market
*1,000,000 Units*

**TapClip *2025***
Single Chip Tap Detector
Low cost, low power
Integrates into smart watches,
fitness bands, braclets etc.



Total Addressable Market
*1,000,000,000 Units*

They invested a tremendous amount of time, energy and sometimes money to develop new and exciting experiences they never thought possible.

Ultimately, they proved that tapping is not only viable but in many cases preferable and superior to other input devices.

## Common *Myths & Misconceptions* About Tapping

Myth: Tapping is difficult to learn

Reality: From running more than 5,000 demos and from the feedback we get from customers - it takes a person an average of 3 minutes to learn how to type the first 9 letters of the alphabet. Further, most people can reach 35 words per minute with practicing as little as 10 minutes per day for 21 days.

## Tap is *10X faster to learn* than QWERTY touch typing. 2X faster in typing than the national average.

This rate of learning is 10X faster than the time it takes the average person to learn how to touch type with a QWERTY keyboard.


Tap Replaces
• Keyboard
• Mouse
• Remotes

Myth: Tapping is inaccurate, slow and unreliable

Reality: Tapping is very accurate, fast responding and very reliable.

Many professional digital artists, musicians, and even gamers have adopted and integrated tap into their work flows. After customizing the inputs to best suit their needs, they are able to bypass complex input situations simply by tapping a finger.

For example - tablet artists have been able to cut the time they spend on switching between tools, layers, activating macros and triggering redundant actions like 'copy, paste, redo and undo' by more than 60%.


Control All Of These...


with THIS

Another example can be found with music producers and video editors, which, like the tablet artist, remap tap to bind common actions to simple taps so that they can work faster when producing music or editing videos.

One more example is from PC gamers who have found a new and fun way to play games using what Tap or as they call them the "invisible keyboard". PC gamers are one of the most critical communities that rely on quality, speed and accuracy of their input. They do not compromise and simply will not use any input device that could jeopardize their gameplay and pose a threat to their survivability. The fact the gamers use Tap demonstrates the utmost trust and reliability stamp any input device can get.

## The *Future* Is Finally Here

Even if you have not been closely following the latest developments in technology, you may have heard about or bumped into 3 products that have redefined our digital life as we know it.

1. ChatGPT and the rise of Generative AI models
2. Apple's Vision Pro headset

3. Ray Ban Meta Smartglasses - a collaboration between Facebook parent company - Meta and the manufactures of the Ray Ban brand - EssilorLuxottica

Each of these technologies have been individually covered and celebrated from end to end, but it's the combination of the best features from each of these that WINS the game.

Number of *human machine interface* dedicated augmented reality (AR) & virtual reality devices (VR) worldwide from 2024 to 2030, by context



Number of devices in Millions
100
80
60
40
20
0
Consumer
Enterprise
8
31
10
38
12
45
14
53
16
60
18
67
21
73
2024
2025
2026
2027
2028
2029
2030

Projections not guaranteed.

Apple's introduction of the Vision Pro headset set the new gold standard for how input into Virtual and Augmented reality should feel. They also did a fantastic job at suggesting how the graphical user interface should look like.

ChatGPT took the tech world by storm, setting a new paradigm for how we interact with computers and source information.

## Market Forcast for *Wearable AI*



CAGR 26.3%
Forcast Years
$221,351 Million
$27,067 Million
$XXX Million
Historical Years


Base
2019
2020
2021
2022 E
2023 F
2024 F
2025 F
2026 F
2027 F
2028 F
2029 F
2030 F
2031 F
Source: Straits Research

Projections not guaranteed.

And last but not least, Meta's Smartglasses are the first devices to deliver a powerful, delightful, digital experience contained within a small form factor that does not compromise on elegance.


VR / AR / XR
Product Releases
(2014-2025)
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Projections not guaranteed.

In-fact, when Meta introduced their second generation Smartglasses that now include their AI agent their sales started sky rocketing, selling over 1 million units in 2024.

To put matters into perspective, Meta's ability to sell out their Smartglasses in most ray ban's stores, caused a major FOMO across all of their competitors who have been scrambling to come out with their own version of the smart glasses.

# The Competion Is On *(Full Force!)*

Winning this next generation computing is projected to be like winning the entire industrial revolution, but 10X bigger.



AI Smart Glasses
Units Per Year
(Projected)
100M
150M
200M
250M
300M
2026
2027
2028
2029
2030

Projections not guaranteed.

In fact, some analysts predict that the smart glasses, AR and VR industry will account for 1.5 trillion dollars of the global GDP by 2030 (in only 5 years!).

But even though all of the major technology companies are racing to win the wearable screen, they all share one thing in common. None of them have an adequate input modality that people love, is easy to do and affordable to manufacture.

That's where we come in.

Over the past 10 years we have solidified our position, publishing 8 patents in the USA and 1 in Europe. Fine tuning our detection models and optimizing our onboarding flow.



2015
Incorporation
R&D
2018
Tap Strap 1
launch
2022
TapXR development
began
2025
TapClip
Launch

**2017**
Pre-orders for Tap Strap 1

**2019**
Tap Strap 2 launch over 40,000 units sold!

**2024**
TapXR launch, sold on Amazon & Tapwithus.com. Expansion into international markets and focusing on proven audiences.

But more than anything - we have been able to reduce our technology into a quarter-sized wearable that can clip only any watch band or fitness tracker.

Further - we have expanded our library of gestures and can now offer any manufacturer the ability to include Vision Pro styled pinches and swipes and immediately ship it to their customers.

## TapClip is 100% customizable

### with 7,500+ TapMaps to choose from

200+
Language Maps

1,500+
Pro App Maps

500+
Gaming Maps

Simply put - our solution enables the major technology companies to easily bundle Tap with their offering, thus increasing the capabilities without incurring additional costs to support the input abilities people want.

## Tap *Patents*

**01 Master Tap Patent**
10,599,216 B2

Fundamental patent that covers the basic tapping technology, including both the Tap Strap and TapXR, as well as other future embodiments

**02 Multi Tap Patent**
10,684,701 B1

Patent that protects the method of expanding the character set by using multi-taps, switch mode, shift mode and other methods

**05 Tap Alphabet Patent**
11,009,950 B2

Patent that protects the use of the Tap Alphabet

**06 Bi-directional Patent**
11,009,968 B1

Patent on Tap device that also receives data that is haptically conveyed to the user

**03** **Dynamic Mode Switching**
10,691,205 B1

Patent that protects the invention of being able to dynamically change the output of the Tap device so that it can support context appropriate outputs

**07** **Low Power Patent**
11,797,086 B2

Patent that protects novel power management systems for Tap devices to extend battery life

**04** **Extended Character Set**
10,955,935 B2

Continuation in part of patent 10,684,701, includes expanded combinations that generate expanded graphics or commands such as emojis, etc.

**08** **Graphical User Interface for Tap Device** #TBD

Patent Pending:
Application number US18/170,118

Our business model is simple and straightforward. We will either license the technology to them so that they can integrate it directly into their products, or bundle our device with theirs allowing both companies to grow together.

The road to and exit is also clear with 2 options:

1. Sell the company to be integrated into one of the major technology companies
2. IPO the company

## Why *investing in Tap* is an opportunity you can not afford to miss on

While tap is still raising money on early stage terms, it has achieved many milestones far beyond other comparable companies:

1. We have already sold over 50,000 units
2. We already have 8 patents in the USA and 1 in Europe
3. We are already in discussions with all of the major tech companies
4. Our founders have already each successfully exited their previous companies, providing their shareholders with great returns.
5. We already have over 6,500 investors in Tap!

6. Our technology has been proven to function with a wide range of applications across many industries and with hundreds of devices.

7. We are in a unique moment in time, literally the final moments before the dawn of a new era of computing breaks through. One which we believe will be heavily reliant on our technology.

Investing in Tap is not only a sound idea, but not investing now could be analogous to deciding on not being an early investor in bitcoin 10 years ago, and regretting that decision every day, as you watch it recently cross the once believed imaginary $100,000 mark.

We invite you to not pass on this opportunity and invest in what could very well become the new standard of user interface.


TapClip Perk Levels
$2,500+
Access to Annual Investor Meeting
$5,000+
Access to Annual Investor Meeting
+
FREE TapClip
$10,000+
Access to Annual Investor Meeting
+
2 FREE TapClips to share with friends & family
$25,000+
Access to Annual Investor Meeting
+
2 FREE TapClips
+
Swag Package & access to our Beta Software
$100,000+
Access to Annual Investor Meeting
+
2 FREE TapClips
+
Swag Package & access to our Beta Software
+
Tour of our R&D Labratory